psiron
innovation in bioscience

29 November 2006


06019040

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: Psiron Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Psiron Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Psiron Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9889 1200



Bryan Dulhunty
Executive Chairman

Encl.



Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


psiron
innovation in bioscience

Date: 23rd November 2006

ASX Release: Chairman's Address to AGM 2006

CHAIRMAN'S ADDRESS

Good morning ladies and gentlemen. My name is Bryan Dulhunty, I am the Executive Chairman of Psiron Limited and will be chairing this morning's meeting.

On behalf of the Board, I would like to welcome you to the Psiron Annual General Meeting for 2006.

I have been Executive Chairman of Psiron since April 2006 and it is with particular pleasure that I have this opportunity of updating you on the considerable milestones that the company has achieved during the last year.

First, however, I would like to take this opportunity to thank shareholders who have shown overwhelming support for the current Board in the difficult circumstances the Company has faced in the last year.

Shareholders have provided strong financial support for the Company, enabling the Company to raise $8.8m since April during a period when the shares were not trading on the ASX and again today, shareholders have continued to show their strong support for the current Board by their overwhelming proxy support of all resolutions being put to the meeting today.

I would also like to personally thank a number of shareholders who have provided me with guidance and advice in my period as Executive Chairman of this Company. I will not embarrass these shareholders by naming them but I want them to know I appreciate their support.

However, I do want to personally thank Mr Stephen Jones who stepped down as Chairman of the Company in April this year. Mr Jones originally became a director of Psiron in November 2000 and shortly thereafter took on the role of Chairman. Under Mr Jones' leadership as Chairman of the Board and later as Executive Chairman, your Company was transformed from that of a small diagnostics business, to one that following this meeting will own world leading IP. Psiron was positioned under Mr Jones' leadership to have a diversified investment strategy, such that today Psiron shareholders have significant ownership of companies with their own large market potential technologies.

For those shareholders who have been to prior Annual General Meetings, I apologise now that my Chairman's address will not be of the calibre of Mr Jones. As most of us here today know, Mr Jones enjoyed using his Chairman's address as a forum to express his views in a very clear and articulate manner. Stephen, we will miss your address to shareholders and your presence on the Board.

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Thanks must also go to Dr Wolfgang Hanisch who joined the Board as a non-executive director at the same time as Mr Stephen Jones and who also resigned in April this year. I know Mr Jones, as well as the other directors, relied heavily on Dr Hanisch's advice and support.

One final thanks must go to our largest shareholder, ATIF, who advanced unsecured funds to the Company earlier this year, enabling the Company to complete a share placement and ultimately a fully underwritten prospectus.

OPERATIONAL ACHIEVEMENTS

The last 12 months has been the Company's most operationally successful period since I have been involved in the Company.

It has achieved:

Significant Strengthening in its Intellectual Property.

The fundamental value of this Company lies in the development of its Intellectual Property. We believe the Company has achieved a dominant IP position in a new area of research.

The Company now has 5 families of patents either granted or in PCT. These patent families cover:
- CVA 21
- Echo virus
- Modified DAF variant
- Haematologic including methods and treatments; and
- Naked RNA

The Company continues to grow and strengthen its IP portfolio by focused research.

The Company will also at the close of this meeting (subject to shareholder approval) issue the last of the milestone share to Virotarg and acquire the IP outright.

Significant New Areas of Research have been entered into.

On completion of the initial 2 year research in July 2006 the Company entered into a new 12 month program that is focusing on studies directly relating to the clinical development of our Oncolytic Virus pipeline. You can anticipate in the future, publications of this research as well as presentations at academic meetings around the world. Professor Darren Shafren will make a presentation on the Company's Research and Development program after my address to shareholders.

Significant Production outcomes

The Company has overcome an obstacle common to biotechs trying to advance their science and that is production of their initial product. A significant milestone has been achieved in 2006 with the optimization of a production process for CAVATAK that has allowed the Company to successfully manufacture to the highest of standards, product that is ready for the commencement of a robust clinical trial program, in multiple cancer types.

Production is a particularly challenging aspect for a company developing an oncolytic virus for use in humans. The production team has done a splendid job and has now moved on to optimization processes for the production of Psiron's second most advanced oncolytic virus, Echovirus type 1.

You can anticipate in the future, publications of this research as well as presentations at academic meetings around the world. Ms Cathy Cropp will do a presentation on the Company's Production program after my address to shareholders

Significant Clinical Trials

The clinical trial plan is now ready for implementation, our first dose escalation phase I trial for CAVATAK has been approved, and another trial for use of CAVATAK has been applied for at a second major hospital in Australia. We have set an ambitious schedule regarding the clinical trial program.

A significant hurdle to progress into human trials is to convince Clinical Oncologists of the strength of your basic science so that they will put their name to a trial with your technology. This can be the rate limiting step, after production has been successfully achieved.

I am pleased to announce to the shareholders, that we have successfully recruited a second Oncology team, at a major Australian hospital, and the Trial protocol using CAVATAK intravenously has been submitted for ethics board review.

Dr Dennis Feeney will do a presentation on the Company's clinical trial program after my address to shareholders.

Development of Strategic alliances and collaborations:

Based on our research to date, there is an interest being shown by significant overseas researchers in working with our virus.

Collaborations with researchers and clinical investigators can add significantly to a company's knowledge of their technology and help advance the company's technology into trials. We continue discussions with several groups. These discussions can sometimes become quite complex when, as is the case with Psiron's technology, significant IP and commercialization potential exists. We are confident in our own R&D capabilities and will continue discussions if a collaboration makes sense and the complexities of collaboration agreements can be worked out. We remain hopeful that ongoing discussions will yield results where all parties interests are taken care of.

The aim of our collaborations and strategic alliances will be to harness the interest of overseas researchers so as to extend the range of cancers that may be treated by our Virotherapy technology as well as increasing the potential of our technology in the eyes of the international investment community.

STAFFING

Significant staff changes have been made this year. The company now has a strong core team of highly skilled individuals who have a passion for the science of this Company, who respect each persons point of view and work towards a common goal

The core management team that the Company maintained has the skills the Company needs to achieve its current objectives. This is clearly demonstrated by the clinical trial, production and research outcomes that have been achieved during the year and discussed earlier in this presentation. The Company will engage additional resources as needed.

The significant achievements that have been made in the past 6 months have been made in a difficult and uncertain environment for the Company. A debt of gratitude is owed to all staff for the effort they have contributed and the achievements they have made. They should be justifiably proud.

CORPORATE DEVELOPMENTS:

Unfortunately for some, all that has been achieved recently continues to be overshadowed by corporate events of the past year.

I will not stand before you and say forget the past. In fact, I am happy to review it, because in my mind the challenges have been met and the company has achieved all of its goals subsequent to the events leading to the company voluntarily asking for a halt in the trading of its shares.

In April 2006 a shareholders meeting to approve accessing a convertible note facility was cancelled, 2 directors resigned and the Company requested suspension from the ASX while it sourced additional funding.

Your company's management team and directors got to work immediately to create solutions and with the help of significant shareholders, and the recruitment of new significant shareholders, was able to do a private placement of shares, and subsequent successful completion of a prospectus offer of shares, that allowed Psiron to make its final milestone payment to Virotarg of $2m.

The company was able to raise this needed capital while under the cloud of a suspension in trading. The execution of the capital raising and dealing with all regulatory issues was accomplished in just 4 months and during this time full operational activities continued. The continued advancement of the company's operation are evidenced by our press releases to the market this week.

I believe the current management has proven its ability to drive this company forward on an operational basis and as emphasized by shareholder support, the future has never been brighter at Psiron.

In addition to the changes already made, we are aware that further restructuring is required. The existing Board is aware that to gain wider investment acceptance it needs to address its current Board structure and general corporate governance issues. I will now address those issues.

DIRECTORS

Governance commences at the Board level. The Board sets the culture of the Company.

Directors of a Company must provide 4 essential attributes:
- provide needed skills to the Company including investor confidence.
- independence in thought
- be able to provide meaningful contributions in time; and
- whose mix of personalities enable collaboration and the ability to reach decisions while having a variety of views.

As we have said in a number of announcements it is on this basis that the current Board has been actively looking for additional non-independent directors.

Discussions have and are taking place with highly respected and highly experienced individuals with the skills necessary to aid in the development of your company.

Individuals of this calibre are difficult to attract to any Board. I am pleased to say that we have made approaches to such people who have reviewed the science and are genuinely interested in joining the Board.

The support of the shareholders and results of today's voting, will help tremendously in our ability to attract new directors of the highest calibre. This show of support by the vast majority of shareholders sends a strong message to the market, to prospective new independent directors and to potential new shareholders, that Psiron has made significant progress and the shareholders approve!

The current Board has as a priority and is actively working to appoint the appropriate Board members.

INVESTMENTS

CBio Limited

The Company owns 4.6% of CBio. It has a carrying value in our books of $3.6m or $3 per share This investment cost us $1.2m. In August this year CBio raised $3m at $6 per share.

CBio has publicly announced that it is in commercialisation talks with major international companies and an outcome is expected in the near term. I am unable to comment on the timing or potential size of such negotiations.

Analytica Ltd

The Company owns 26% of Analytica. Its shares are currently trading at 3.4 cents. This investment is carried in our books at 2.5cents per share. It has a carrying value of $1.1m. During the year it formed a joint venture with a Chinese manufacturer of Medical devices and has recently obtained TGA approval to distribute a number of their syringes. Approval is expected shortly to allow distribution of additional items. Analytica's first revenue is expected in the near term.

InJet Digital Aerosols Limited

The Company owns 45% of InJet. InJet has a licensing agreement with Canon Inc (Japan) under which Canon is developing and intends to commercialise the licenced IP. InJet's only current activity is to maintain its patent portfolio pending the development and commercialisation of the product by Canon.

Sorafin – Intellectual Property

The Company has been attempting to develop and commercialise this technology in its own right for a number of years without success.

The current management has decided that the focus of our company is its Virotherapy project and will no longer attempt to develop Sorafin in its own right.

The Company has for the past 6 months dedicated an employee to the commercialisation of this IP and an extensive canvassing of potential parties has been undertaken. As a result of this effort, the Company has 3 remaining parties reviewing our data. If negotiations with these parties are not successful then the Company will review its options with this product.

FINANCE

One of the most asked questions is about our cash position. At out current cash burn rate the company has 12 months of cash. The Company also has a number of passive investments that when appropriate will be sold. No decision on future fund raising has been made and this decision will be subject to the Company's timing on its disposal of its current investments and the results of its clinical trial program.

We will continue to work hard, we are passionate about this technology and we look forward with great anticipation to the coming year and the start of our Clinical trial development program.

Bryan Dulhunty
Executive Chairman

LINK MARKET SERVICES

PSIRON LTD

RESULT OF GENERAL MEETING (ASX REPORT)

ANNUAL GENERAL MEETING
Thursday, 23 November, 2006

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

		Manner in which the securityholder directed the proxy vote (as at proxy close):				Manner in which votes were cast in person or by proxy on a poll (where applicable)		
Resolution		Votes *For*	Votes *Against*	Votes *Discretionary*	Votes *Abstain*	*For*	*Against*	*Abstain* **
1	DIRECTORS' REMUNERATION REPORT	40,862,851	1,425,679	11,393,981	238,855	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
2	RE-ELECTION OF MR BRYAN DULHUNTY AS DIRECTOR	41,463,313	918,797	11,350,231	187,025	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
3	RATIFICATION AND APPROVAL OF PREVIOUS ALLOTMENT AND ISSUES OF SECURITIES	40,871,335	1,084,761	11,350,231	613,039	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
4	APPROVAL OF ALLOTMENT AND ISSUES OF SECURITIES - VIROTARG MILESTONE SHARES	41,566,937	782,603	11,350,231	219,595	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
5	ISSUE OF OPTIONS TO BRYAN DULHUNTY	40,646,625	1,752,634	7,170,962	21,000	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
6	APPROVAL TO REPEAL AND REPLACE THE COOMPANY CONSTITUTION	41,313,578	716,525	11,512,866	376,397	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
7	CHANGE OF COMPANY NAME	40,611,655	1,358,959	11,521,866	426,886	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item